Morgan Stanley Spectrum Strategic L.P.
C/O Demeter Management Corporation
522 Fifth Avenue, 13th Floor
New York, NY  10036

VIA EDGAR AND FEDERAL EXPRESS

October 16, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re: Morgan Stanley Spectrum Strategic L.P. (the "Company") Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 8, 2007
         Form 10-Qs for Quarterly Periods Ended March 31, 2007
         and June 30, 2007
         Filed May 14, 2007 and August 10, 2007, respectively
         File No. 000-26280

Ladies and Gentlemen:

         In furtherance of the letter submitted by Cadwalader, Wickersham & Taft LLP, on behalf of Demeter Management Corporation, the general partner of the Company (the "General Partner"), dated October 9, 2007 in response to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Lee Horwitz, Chief Financial Officer of the General Partner, dated September 12, 2007, with respect to the above-referenced filings, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Morgan Stanley Spectrum Strategic L.P.
By: Demeter Management Corporation, as General Partner of Morgan Stanley Spectrum Strategic L.P.

By:      /s/ Walter Davis
         -----------------------------------------------
         Name: Walter Davis
         Title: President

cc:      Kevin Woody, Branch Chief
         Jennifer Monick
         Howard Efron
         Lee Horwitz
         Jeremy Beal
         Michael D. Wasserman, Esq.
         Todd M. Hand, Esq.
         Edwin L. Lyon, Esq.